DSW Inc. Reports Fourth Quarter and Fiscal Year 2013 Financial Results

•	Fourth quarter Adjusted sales increase 3.8% excluding the impact of the extra week last year, comparable sales remain flat

•	Fourth quarter Adjusted EPS is $0.31 per diluted share, excluding a loss of $0.01 per share from our luxury test

•	Full year Reported sales increase 4.9% to $2.4 billion; comparable sales increase 0.2%

•	Fiscal 2014 Adjusted EPS guidance of $1.80 to $1.95 per share, including omni-channel related expenses of $10 million or $0.07 per share

•	Board of Directors increases the quarterly dividend by 50% from $0.125 per share to $0.1875 per share

•	Company increases store potential to 500-550 stores

COLUMBUS, Ohio, March 18, 2014 - DSW Inc. (NYSE: DSW), a leading branded footwear and accessories retailer, announced financial results for the thirteen week period ended February 1, 2014, which compare to the fourteen week period ended February 2, 2013.

Mike MacDonald, President and Chief Executive Officer stated, "We marked our fifth consecutive year of double digit earnings growth in 2013, with Adjusted earnings per share of $1.88 compared to the prior year's results of $1.67. Effective inventory management and our new systems enabled us to expand full year merchandise margin to 45.1%, which is just 10 bps shy of our record margin in 2011. We were also able to improve on our SG&A rate by 80 bps to 20.4%, which led to our highest ever operating margin of 11.7%.

We have updated our store build out potential for full size units to a range of 500 to 550 stores. Reflecting the confidence in the future success of the DSW business model, our Board of Directors has approved a 50% increase to our quarterly dividend," added Mr. MacDonald.

Fourth Quarter Operating Results

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Reported sales decreased 3.7% to $572 million for the thirteen week period ended February 1, 2014 compared to last year's fourth quarter sales of $594 million for the fourteen week period ended February 2, 2013.

•	For the thirteen week period ended February 1, 2014, comparable sales were flat. This follows an increase of 3.6% during the fourth quarter of fiscal 2012.

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Reported net income was $28.1 million, or $0.30 per diluted share on 92.2 million weighted average shares outstanding, which included a net after-tax loss of $0.7 million, or $0.01 per share, from our luxury test. This compares to Reported net income in the fourth quarter of 2012 of $27.1 million, or $0.30 per diluted share, which included a $4.2 million, or $0.05 per share, in legacy charges from RVI.

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Net income, adjusted for the results of our luxury test and legacy charges from RVI, was $28.7 million, or $0.31 per diluted share, on 92.2 million weighted average shares outstanding. This compares to Adjusted net income for the same period last year of $31.4 million, or $0.34 per diluted share, on 91.4 million weighted average shares outstanding.

Full Year Operating Results

•	Reported sales increased 4.9% to $2.4 billion for the fifty-two week period ended February 1, 2014 compared to last year's sales of $2.3 billion for the fifty-three week period ended February 2, 2013.

•	For the fifty-two week period ended February 1, 2014, comparable sales increased by 0.2%. This follows an increase of 5.5% during the fifty-three week period ended February 2, 2013.

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Reported net income was $151.3 million, or $1.65 per diluted share, on 91.9 million weighted average shares outstanding, which included a net after-tax loss of $12.2 million, or $0.13 per share, from our luxury test, and a net after-tax charge of $9.2 million, or $0.10 per share, from the termination of the pension plan assumed in conjunction with the RVI merger. This compares to last year's Reported net income of $146.4 million, which included $9.4 million in after-tax non-cash charges related to RVI and a $3.6 million after-tax award from credit card litigation. Reported EPS for the fifty-three week period ended February 2, 2013 was $1.62 per share.

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Net income, adjusted for the net loss from our luxury test and legacy charges from RVI, was $172.8 million, or $1.88 per diluted share, on 91.9 million weighted average shares outstanding. This compares to Adjusted net income for the same period last year of $152.2 million, or $1.67 per diluted share, on 90.9 million weighted average shares outstanding.

Fourth Quarter Balance Sheet Highlights

•	Cash, short term and long term investments totaled $579 million compared to $410 million in the fourth quarter last year.

•	On a cost per square foot basis, DSW segment inventories increased by 1.2% at the end of quarter.

Regular Dividend
On March 18, 2014, DSW's Board of Directors increased the quarterly dividend by 50% from $0.125 to $0.1875 per share. The dividend will be paid on April 15, 2014 to shareholders of record at the close of business on April 4, 2014.

Fiscal 2014 Annual Outlook
For the full year, the Company expects revenue growth of 6% to 7%, with comparable sales growth in the low-single digit range and the opening of approximately 35 new stores. Full year earnings per share is expected to range between $1.80 to $1.95 per share, including omni-channel related expenses of $10 million or approximately $0.07 per share. The Company expects omni-channel investments to be accretive to earnings beginning in 2015. This guidance assumes 93 million shares outstanding for the full year.

Webcast and Conference Call
To hear the Company's live earnings conference call, log on to http://www.dswinc.com/ today at 8:30 AM Eastern, or call 1-888-317-6003 in the U.S. or 1-412-317-6061 outside the U.S (pass code 2734010) approximately ten minutes prior to the start of the call. A telephone replay of this call will be available until 9:00 a.m. Eastern Time on March 25, 2014 and can be accessed by dialing 1-877-344-7529 in the U.S. or 1-412-317-0088 outside the U.S. and using conference number 10039908. An audio replay of the conference call, as well as additional financial information, will also be available at http://www.dswinc.com/.

About DSW Inc.
DSW Inc. is a leading branded footwear and accessories retailer that offers a wide selection of brand name and designer dress, casual and athletic footwear and accessories for women, men and kids.  As of March 18, 2014, DSW operates 397 stores in 42 states, the District of Columbia and Puerto Rico, and operates an e-commerce site, http://www.dsw.com, and a mobile website, http://m.dsw.com.  DSW also supplies footwear to 351 leased locations in the United States under the Affiliated Business Group. For store locations and additional information about DSW, visit http://www.dswinc.com. Follow DSW on Twitter at http://twitter.com/DSWShoeLovers and "like" DSW on Facebook at http://www.facebook.com/DSW.

DSW INC.
Q4 2013 SEGMENT RESULTS

	Net sales by reportable segment
	Thirteen weeks ended	Fourteen weeks ended		Fifty-two weeks ended	Fifty-three weeks ended
	February 1, 2014	February 2, 2013	% change	February 1, 2014	February 2, 2013	% change
	(in thousands)			(in thousands)

DSW	$539,877	$562,555	(4.0)%	$2,230,996	$2,125,262	5.0%
Affiliated Business Group	32,390	31,699	2.2%	137,672	132,516	3.9%
Total DSW Inc.	$572,267	$594,254	(3.7)%	$2,368,668	$2,257,778	4.9%
Less: Luxury sales	1,018	—		18,436	—
Total Adjusted DSW Inc. sales	$571,249	$594,254	(3.9)%	$2,350,232	$2,257,778	4.1%

	Comparable sales change by reportable segment (excludes luxury)
	Fiscal quarter ended		Fiscal year ended
	February 1, 2014	February 2, 2013	February 1, 2014	February 2, 2013
DSW	(0.1)%	3.9%	0.1%	5.7%
Affiliated Business Group	1.8%	(2.2)%	1.8%	1.4%
Total DSW Inc.	0.0%	3.6%	0.2%	5.5%

	Square footage data
	As of
	February 1, 2014	February 2, 2013
DSW stores open, end of period	394	364
DSW total square footage (in thousands)	8,687	8,120

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Any statements in this release that are not historical facts, including the statements made in our "Fiscal 2014 Annual Outlook," are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company's current expectations and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, but are not limited to: our success in opening and operating new stores on a timely and profitable basis; our success in executing our omni-channel strategy; maintaining strong relationships with our vendors; our ability to anticipate and respond to fashion trends; disruption of our distribution and fulfillment operations; continuation of supply agreements and the financial condition of our affiliated business partners; fluctuation of our comparable sales and quarterly financial performance; risks related to our information systems and data; failure to retain our key executives or attract qualified new personnel; our competitiveness with respect to style, price, brand availability and customer service; our reliance on our “DSW Rewards” program to drive traffic, sales and customer loyalty; uncertain general economic conditions; our reliance on foreign sources for merchandise and risks inherent to international trade; risks related to leases of our properties; risks related to our cash and investments; and the realization of risks related to the Merger, including risks related to pre-merger RVI guarantees of certain Filene’s Basement leases. Additional factors that could cause our actual results to differ materially from our expectations are described in the Company's latest annual or quarterly report, as filed with the SEC. All forward-looking statements speak only as of the time when made. The Company undertakes no obligation to revise the forward-looking statements included in this press release to reflect any future events or circumstances.

DSW INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	As of	As of
	February 1, 2014	February 2, 2013
Assets
Cash and equivalents	$112,021	$81,097
Short-term investments	224,098	232,081
Accounts receivable, net	26,646	26,784
Inventories	397,768	393,794
Prepaid expenses and other current assets	34,101	20,637
Deferred income taxes	18,130	67,397
Total current assets	812,764	821,790

Property and equipment, net	318,620	300,313
Long-term investments	243,188	96,712
Goodwill	25,899	25,899
Deferred income taxes	11,587	9,443
Other assets	9,186	7,946
Total assets	$1,421,244	$1,262,103

Liabilities and shareholders' equity
Accounts payable	$168,705	$152,112
Accrued expenses	115,697	123,199
Total current liabilities	284,402	275,311

Non-current liabilities	138,298	128,213
Total shareholders' equity	998,544	858,579
Total liabilities and shareholders' equity	$1,421,244	$1,262,103

DSW INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Thirteen weeks ended	Fourteen weeks ended	Fifty-two weeks ended	Fifty-three weeks ended
	February 1, 2014	February 2, 2013	February 1, 2014	February 2, 2013
Net sales	$572,267	$594,254	$2,368,668	$2,257,778
Cost of sales	(412,289)	(422,540)	(1,629,381)	(1,533,058)
Gross profit	159,978	171,714	739,287	724,720
Operating expenses	(115,113)	(126,022)	(497,899)	(481,797)
Change in fair value of derivative instruments	—	—	—	(6,121)
Operating profit	44,865	45,692	241,388	236,802
Interest income, net	762	273	2,619	3,811
Income from continuing operations before income taxes	45,627	45,965	244,007	240,613
Income tax provision	(17,521)	(18,819)	(92,705)	(95,427)
Income from continuing operations	28,106	27,146	151,302	145,186
Total income from discontinued operations, net of tax	—	—	—	1,253
Net income	$28,106	$27,146	$151,302	$146,439

Diluted shares used in per share calculations:	92,175	91,374	91,901	90,606

Diluted earnings per share:
Diluted earnings per share from continuing operations	$0.30	$0.30	$1.65	$1.60
Diluted earnings per share from discontinued operations	$—	$—	$—	$0.01
Diluted earnings per share	$0.30	$0.30	$1.65	$1.62

DSW INC.
RECONCILIATION OF ADJUSTED RESULTS
(In thousands, except per share amounts)
(Unaudited)

	Thirteen weeks ended February 1, 2014
	Net sales	Cost of Sales	Gross profit	Operating expenses	Net income	Diluted earnings per share
Reported Measure	$572,267	$(412,289)	$159,978	$(115,113)	$28,106	$0.30

Less: luxury performance
Net sales	1,018	—	—	—	—	—
Cost of sales	—	(1,833)	—	—	—	—
Gross (loss), including valuation reserves on remaining inventory & operating expenses	—	—	(815)	(244)	(705)	(0.01)

Less: Other RVI related income (expenses)	—	—	—	(7)	125	—

Adjusted Measure(1)	$571,249	$(410,456)	$160,793	$(114,862)	$28,686	$0.31

	Fourteen weeks ended February 2, 2013
	Net income		Diluted earnings per share
Reported Measure	$27,146		$0.30

RVI related expenses:
RVI operating expenses, net of tax	4,215	(2)	0.05	(2)

Adjusted Measure(1)	$31,361		$0.34

(1) The earnings per share totals herein may not add up due to rounding differences.
(2) Reflects lease impairment of $6.0M related to an RVI office lease and the impact of RVI-related tax expense.

	Fifty-two weeks ended February 1, 2014
	Net sales	Cost of Sales	Gross profit	Operating expenses	Net income	Diluted earnings per share
Reported Measure	$2,368,668	$(1,629,381)	$739,287	$(497,899)	$151,302	$1.65

Less: luxury performance
Net sales	18,436	—	—	—	—	—
Cost of Sales	—	(34,917)	—	—	—	—
Gross (loss), including valuation reserves on remaining inventory and operating expenses	—	—	(16,481)	(3,221)	(12,226)	(0.13)

Less: RVI pension and other RVI related income (expenses)	—	—	—	(14,702)	(9,230)	(0.10)

Adjusted Measure(1)	$2,350,232	$(1,594,464)	$755,768	$(479,976)	$172,758	$1.88

	Fifty-three weeks ended February 2, 2013
	Net income		Diluted earnings per share		Diluted shares used in per share calculations
Reported Measure	$146,439		$1.62		90,606

RVI related expenses:
Change in fair value of derivative instruments	6,121	(2)	0.07	(2)
RVI operating expenses, net of tax	4,522	(3)	0.05	(3)
Total income from discontinued operations, net of tax	(1,253)	(4)	(0.01)	(4)

Adjustments related to award of damages:
Operating expenses, net of tax	(2,486)	(5)	(0.03)	(5)
Interest income, net of tax	(1,156)	(5)	(0.01)	(5)

Share/rounding adjustment			(0.01)	(6)	326	(6)

Adjusted Measure(1)	$152,187		$1.67		90,932

(1) The earnings per share totals herein may not add up due to rounding differences.
(2) Change in fair value of derivative instruments, which relate to RVI's warrants
(3) Reflects lease impairment of $6.0M related to an RVI office lease, legal fees related to the settlement of RVI litigation and other RVI legal expenses and related tax effects.
(4) Reflects the removal of discontinued operations
(5) Reflects DSW's receipt of an award of damages related to the 2005 credit card litigation of $5.3 million, net of expense of $1.3 million, and interest accrued on the settlement of $1.9 million. Also reflects the related tax effects.
(6) The Reported weighted average shares outstanding represent DSW Class A Common Shares and Class B Common Shares as well as dilutive instruments. Adjusted shares used in the per share calculations reflect DSW's weighted average shares outstanding and assume full exercise of warrants at the beginning of the period.

Non-GAAP Measures
The unaudited reconciliation of adjusted results should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles (“GAAP”). These financial measures are not based on any standardized methodology and are not necessarily comparable to similar measures presented by other companies. The company believes that this non-GAAP information is useful as an additional means for investors to evaluate the company’s operating performance, when reviewed in conjunction with the company’s GAAP statements. These amounts are not determined in accordance with GAAP and therefore, should not be used exclusively in evaluating the company’s business and operations.